Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: September 29, 2003

ALTANA Aktiengesellschaft
(Translation of registrant’s name into English)

Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
RECORD Study shows new Roflumilast data in COPD patients

This Report on Form 6-K contains:

•	Press Release of September 28th, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft

Dated: September 29th, 2003	By:	/s/ Dr. Hermann Küllmer

		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

/s/ Dr. Rudolf Pietzke

		Name:	Dr. Rudolf Pietzke
		Title:	General Counsel

Press release	ALTANA AG

Postfach 1244 61282 Bad Homburg v.d.H.

Herbert-Quandt-Haus Corporate Communications Am Pilgerrain 15 61352 Bad Homburg v.d.H. Germany

T +49 (0) 6172 1712-160 F +49 (0) 6172 1712-158 PR@altana.de www.altana.com

RECORD Study shows new Roflumilast data in COPD patients

Bad Homburg, September 28, 2003 — ALTANA AG (NYSE: AAA; FSE: ALT), Bad Homburg, Germany, reported today that the top line efficacy and safety results of the RECORD study on Roflumilast in patients suffering from COPD (chronic obstructive pulmonary disease, smoker’s lung) were presented at a scientific symposium sponsored by ALTANA Pharma during the 13th Annual Congress of the European Respiratory Society (ERS) in Vienna. This study enrolled over 1,400 patients in eleven countries. These patients were treated for 24 weeks with either placebo or 250 µg or 500 µg Roflumilast.

The top line results include:

•	FEV1 (forced expiratory volume in 1 second) was significantly improved in patients with both 250 µg and 500 µg doses in a dose-related manner. After 24 weeks the difference of FEV1 between 500 µg and placebo amounted to approximately 100 ml.

•	Quality of life, measured by means of St. George’s Respiratory Questionnaire (SGRQ), improved in a dose-related manner significantly versus placebo.

•	Roflumilast treatment was well tolerated. The most frequent drug related adverse event was diarrhea. Like in previous studies only few events of nausea were reported, vomiting was not observed.

Sidney Braman, MD, FACP, FCCP, Professor of Medicine, Brown University and Director, Pulmonary Critical Care and Sleep Disorder Medicine, Rhode Island Hospital, Providence, Rhode Island, USA, who chaired the ALTANA sponsored symposium, said “I am really impressed with the new Roflumilast RECORD COPD study of more than 1,400 patients. This is the first time we have seen such significant changes in FEV1 and QOL in a PDE4 inhibitor compared to placebo. The FEV1 difference from placebo was approximately 100ml. The safety and tolerability is the best we have seen in a PDE4 inhibitor to date.”

ALTANA Pharma is preparing to submit more detailed data on the RECORD study at the next major respiratory society meeting (ATS) in 2004.

Roflumilast is a selective phosphodiesterase4-inhibitor for the treatment of COPD and asthma. Roflumilast is being developed worldwide — with the exception of Japan — together with Pfizer Inc. Our partner in Japan is Tanabe Seiyaku Co., Ltd. Roflumilast is intended for oral, once daily administration and shall be marketed worldwide after approval under the brand name Daxas®. ALTANA intends to file an application for approval in Europe towards the end of 2003.

ALTANA will provide an Analysts’ Conference Call on Tuesday, September 30, 3 pm (CET). For an audio webcast please visit www.altana.com

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include information on the presentation of study results and the filing for regulatory approval of Daxas® These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual performance to be materially different from the one that may be expressed or implied by such forward-looking statements. These factors include a timely completion of ALTANA’s research and development work and the successful continuation of the cooperation with our partners.

Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

This press release is also available on the Internet at www.altana.com.

For inquiries:

ALTANA AG
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations

Media Relations:
T: +49 (0) 6172 - 1712 160
T: +49 (0) 6172 - 1712 168
F: +49 (0) 6172 - 1712 158

Investor Relations:
T: +49 (0) 6172 - 1712 163
T: +49 (0) 6172 - 1712 165
F: +49 (0) 6172 - 1712 158

Investor Relations USA:
T: +1 212 974 98 00
F: +1 212 974 61 90

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